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Draft I of October 1, 2009

Alcon. Inc.
Bösch 69
CH-6331 Hünenberg

October ■, 2009 CRF | JUD
305306 | CRF | 000067.doc

Alcon, Inc.
Registration Statement on Form S-8
Exhibit 5.1 Opinion

Ladies and Gentlemen:

We have been retained by Alcon, Inc., a corporation incorporated under the laws of Switzerland (**Alcon**), in connection with the registration statements on Form S-8 Restated Alcon Incentive Plan and on Form S-8 Alcon 401(k) Plan and Trust to be filed with the United States Securities and Exchange Commission (**SEC**) (together the **Registration Statements**) under the United States Securities Act of 1933, as amended (the **Act**), with respect to the registration of up to 10,000,000 common shares, par value CHF 0.20 per shares (the **Conditional Shares**), for issuance under and pursuant to the terms of the Restated Alcon Incentive Plan (the **Incentive Plan**) and of an additional 2,000,000 common shares, par value CHF 0.20 per share (the **Common Shares**), and related interests for issuance under and pursuant to the terms of the Alcon 401(k) Plan and Trust.

I. Basis of Opinion

This opinion is confined to and given on the basis of the laws of Switzerland in force at the date hereof as currently applied by the Swiss courts. In the absence of explicit statutory law or established case law, we base our opinion solely on our independent professional judgment. This opinion is also confined to the matters stated herein and is not to be read as extending by implication or otherwise, to any agreement or document referred to in the Registration Statements (other than listed below) or any other matter.

For purpose of giving this opinion, we have only examined originals or copies of the following documents:

  (i) a certified copy dated September 25, 2009, of the Articles of Association of Alcon as of May 5, 2009 (**Articles**);

  (ii) a draft of the Registration Statements;

  (iii) certified Excerpt from the commercial register of the Canton of Zug, Switzerland, dated September 25, 2009, relating to Alcon (**Excerpt**).

No documents have been reviewed by us in connection with this opinion other than those listed above. Accordingly, we shall limit our opinion to the above documents and their legal implications under Swiss law.

II. Assumptions

In rendering the opinion below, we have assumed the following:

  (a) the filing of the Registration Statements with the SEC has been authorized by all necessary actions under applicable laws other than Swiss laws;

  (b) the Common Shares are part of the ordinary share capital as shown in the Excerpt and Article 4 of the Articles;

  (c) the Conditional Shares are part of the conditional share capital as shown in Article 4ter of the Articles and the number of Conditional Shares does not exceed, together with conditional shares issued under previous incentive plans, the conditional capital pursuant to Article 4ter of the Articles;

  (d) the Articles and the Excerpt are unchanged and correct as of the date hereof and no changes have been made or should be reflected in the Articles or the Excerpts as of the date hereof; and

  (e) all documents purporting to be copies of originals are complete and conform to the originals.

III. Opinion

Based on the foregoing assumptions and subject to the qualifications set out below, we express the following opinions:

1. Alcon is a corporation (*Aktiengesellschaft*) duly incorporated and validly existing under the laws of Switzerland with all requisite corporate power and authority to own its properties and to conduct its business as described in the Registration Statements.

2. The Common Shares are validly issued, fully paid and non assessable.

3. The Conditional Shares have been authorized and, when issued in accordance with the Incentive Plan, will, pursuant to Swiss law, be validly issued, fully paid and non-assessable.

IV. Qualifications

The above opinions are subject to the following qualifications:

(a) The lawyers of our firm are members of the Zurich bar and do not hold themselves to be experts in any laws other than the laws of Switzerland. Accordingly we are opining herein as to Swiss law only and we express no opinion with respect to the applicability thereto, or the aspect thereon, of the laws of any other jurisdiction.

(b) This opinion relates to the laws of Switzerland in affect on the date hereof. Such laws are subject to change.

(c) We express no opinion on the correctness or completeness of the Registration Statements.

* * *

We have issued this opinion as of the date hereof and we assume no obligation to advise you of any changes that are made or brought to our attention thereafter. This opinion is addressed to Alcon in connection with their Registration Statements. It may not be used, copied, circulated or relied upon by any party, (other than Alcon and their legal advisors) in any other capacity or for any other purpose without our prior written consent.

We consent to the filing of this opinion as Exhibit 5.1 to the Registration Statements.

This opinion is governed by and shall be construed in accordance with the laws of Switzerland.

We confirm our understanding that all disputes arising out of or in connection with this opinion shall be subject to the exclusive jurisdiction by the courts of the canton of Zurich, Switzerland.

Sincerely yours,

Homburger AG

/s/ Dr. Daniel Daeniker
Dr. Daniel Daeniker